UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.2 )*

                     The Mexico Equity and Income Fund, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                          (Title of Class of Securities

                                    392834105
                                    ---------
                                 (CUSIP Number)

                                  William Marle
                                  -------------
              c/o City of London Investment Management Company Ltd
              ----------------------------------------------------
                  10 Eastcheap, London EC3M 1LX, United Kingdom
                  ---------------------------------------------
                                +44 171 711 0771
                                ----------------
            (Name, Address and Telephone Number of Person Authorised
                     to Receive Notices and Communications)

                                 1st June, 1999
                                 --------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7).

NOTE Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.    392834105

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE EMERGING MARKETS COUNTRY FUND, a business trust organised under the laws of the State of Delaware
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /.
                                                           (b) / /.

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3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                 / /

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE, USA
--------------------------------------------------------------------------------
                                 7.       SOLE VOTING POWER
                                          590,510
           NUMBER OF
                                 -------- --------------------------------------
            SHARES               8.       SHARED VOTING POWER
         BENEFICIALLY                     0
           OWNED BY
                                 -------- --------------------------------------
             EACH                9.       SOLE DISPOSITIVE POWER
           REPORTING                      590,510
            PERSON
                                 -------- --------------------------------------
             WITH                10.      SHARED DISPOSITIVE POWER
                                          0

-------------------------------- -------- --------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         590,510

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                               / /.

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         5.2%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D

ITEM 1           SECURITY AND ISSUER

Item 1(a).       Name of Issuer:
                 ---------------

                 The Mexico Equity and Income Fund, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:
                 ------------------------------------------------

                 World Financial Center,
                 200 Liberty Street,
                 New York, New York, 10281

Item 1(c)        Class of Securities
                 -------------------

                 Common Stock

ITEM 2           IDENTITY AND BACKGROUND

Item 2(a).       Names of Person Filing:
                 -----------------------

                 The Emerging Markets Country Fund

Item 2(b).       Address of Principal Business Office
                 ------------------------------------

                 10 Eastcheap
                 London EC3M ILX
                 England

Item 2(c).       Principal occupation or employment
                 ----------------------------------

                 Investment Fund

Item 2(d).       Details of criminal convictions within past five years
                 ------------------------------------------------------

                 None

Item 2(e).       Details of civil proceedings within past five years where
                 ---------------------------------------------------------
                 judgement was against Person filing
                 -----------------------------------

                 None

Item 2(f).       Citizenship:
                 ------------
                 Delaware, USA

ITEM 3           Source and amount of funds or other consideration
                 -------------------------------------------------

                 Invested Capital

ITEM 4           Purpose of transaction
                 ----------------------

                 Investment

Item 4(a)        Plans/Proposals to acquire additional securities/disposal
                 ---------------------------------------------------------
                 of securities
                 -------------

                 The Emerging Markets Country Fund may from time to time consider other alternatives to its investment in The Mexico Equity and Income Fund, Inc. ('the Fund') which may result in the acquisition of beneficial ownership of additional shares of the Fund in the open market, in privately negotiated transactions or otherwise, or the disposal of all or part of its holdings of shares of the Fund.

Item 4(b)        Planned/Proposed  extraordinary corporate transaction involving
                 ---------------------------------------------------------------
                 issuer or its subsidiaries.
                 --------------------------

                 None

Item 4(c)        Planned/Proposed  material sale/transfer of assets of issuer or
                 ---------------------------------------------------------------
                 its subsidiaries.
                 ----------------

                 None

Item 4(d)        Planned/Proposed change to the Board or Management of the
                 ---------------------------------------------------------
                 issuer
                 ------

                 None

Item 4(e)        Planned/Proposed material change to the capitalisation/dividend
                 ---------------------------------------------------------------
                 policy of the issuer
                 --------------------

                 None

Item 4(f)        Planned/Proposed material change to the issuer's business or
                 ------------------------------------------------------------
                 corporate structure
                 -------------------

                 None

Item 4(g)        Planned/Proposed changes in the issuer's charter, bylaws, or
                 ------------------------------------------------------------
                 instruments that may impede the acquisition of control of the
                 -------------------------------------------------------------
                 issuer by any person
                 --------------------

                 None

Item 4(h)        Plans/Proposals to cause a class of security of the issuer to
                 -------------------------------------------------------------
                 be delisted
                 -----------

                 None

Item 4(i)        Plans/Proposals to cause a class of equity to become
                 ----------------------------------------------------
                 eligible for termination of registration pursuant to Section
                 ------------------------------------------------------------
                 12(g)(4).
                 --------

                 None

Item 4(j)        Plans/Proposals similar to any of the above.
                 --------------------------------------------

                 None

ITEM 5.          Interests in securities of the issuer
                 -------------------------------------

         (a)      (i) Aggregate number of securities beneficially Owned: 590,510

                  (ii) Percentage of Class: 5.2

         (b) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 590,510
                                                                  -------
                  (ii)  shared power to vote or to direct the vote:  0
                                                                   -------
                  (iii) sole power to dispose or to direct the  disposition  of:
                        590,510
                        -------
                  (iv)  shared power to dispose or to direct the disposition of:
                           0
                        -------

                  (v) information  required in Item 2 for persons where power is shared: N/A
                              ---
         (c) Describe any transactions in the class of securities reported that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less by the persons named in paragraph (a).

                  who effected transaction: The Emerging Markets Country Fund

         TRANSACTION     NO. OF      PRICE PER    TRANSACTION    WHERE AND HOW
            DATE       SECURITIES    SECURITY        TYPE          TRANSACTED

          01-Jun-99      68,830        9.009         Sell          Market Sale


         (d) Third party rights regarding dividends.
             None

         (e) Date ceased to be beneficial owner of more than five percent. Not Applicable


ITEM 6.          Contracts, arrangements, understandings or relationships with
                 -------------------------------------------------------------
                 respect to securities of the issuer
                 -----------------------------------

                 None


ITEM 7.          Material to be filed as exhibits
                 --------------------------------

                 None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 10th June, 1999
                                         / s / D.F. Allison
                                         -------------------
                                         Name: D.F. Allison
                                         Title: Company Secretary to the Manager